Contact

www.linkedin.com/in/jasonniosi
(LinkedIn)

Top Skills

Business Relationship Management
Conference Management
Request for Proposal (RFP)

Jason Niosi

Mental Health Advocate | Founder & CEO of OCDfeat
Madison, Wisconsin, United States

Summary

On a mission to provide families struggling with OCD, and the therapists who treat them, better manage the disorder between visits with digital tools and experiences.

Experience

OCDfeat
Founder & CEO
2021 - Present (4 years)
Madison, Wisconsin, United States

OCD Wisconsin
3 years 5 months

Executive Board Member - Vice President
January 2023 - Present (2 years 4 months)

Executive Board Member - President
June 2024 - December 2024 (7 months)
Oconomowoc, Wisconsin, United States

Board Member
December 2021 - December 2022 (1 year 1 month)
Oconomowoc, Wisconsin, United States

International OCD Foundation
Conference Proposal Review Committee: Parents & Families
December 2021 - December 2024 (3 years 1 month)

SymphonyCare
Director of Marketing
September 2019 - March 2022 (2 years 7 months)
Madison, Wisconsin

NioComm Group

Strategic Partner
2013 - 2020 (7 years)

Lead generation, content generation, media relations, writing, websites...anything my clients needed to gain an edge. National and international clients.

Forward Health Group, Inc.
2 years 9 months

Director, Marketing Operations
November 2016 - July 2018 (1 year 9 months)
Madison, Wisconsin Area

Developed and executed ROI-based marketing, sales and lead generation strategies. Responsible for creative design of all prospect and client collateral including one sheets, presentations, proposals, RFP responses, infographics, reports, etc. Worked directly with account management to facilitate voice of the customer efforts and the creation of case studies and user stories. Managed budgets, negotiation and company relationships with outside resources including public relations, graphic design, SEO and content agencies, marketing automation vendor and analysts. Launched company's first-ever marketing automation platform to ignite lead generation efforts and developed internal processes for all marketing efforts.

Strategic Relationship Manager
November 2015 - November 2016 (1 year 1 month)
Madison, Wisconsin Area

Managed the company's relationship with the American Heart Association (AHA) for The Guideline Advantage and Get with the Guidelines Connect programs. As part of my role, I led the product development for AHA's Get with the Guidelines Connect population management platform and launched the pilot program with Emergency Medical Services agencies on the East Coast. I was the liaison between the AHA and internal Forward Health Group teams such as IT, data, channel marketing, account management and company executives.

LSB
2 years

Director of Media Relations
2014 - 2015 (1 year)

Focused on media relations effort for client agency roster, including strategy, planning, management and execution for clients in the healthcare, law, manufacturing and advertising industries. Provided leadership and training for media relations techniques and collaborated with agency management team on new business pursuits.

Awards: 2014 PRSA Alchemy Award Media Relations Tactic - Briggs and Stratton.

PR Account Supervisor
2013 - 2014 (1 year)
Madison, Wisconsin Area

Led media relations efforts for multiple clients, garnering placements in The Wall Street Journal, The New York Times, Chicago Tribune and other daily newspapers as well as numerous consumer and trade publications on my clients' 'must-have' list.

I also managed the day-to-day activities and developed communications strategies and presentations geared towards different audiences including investors, sales prospects and consumers for various clients in health care technology and consumer products.

TASCET
Communications Director and Business Development Director, Healthcare
2008 - 2013 (5 years)

Responsible for producing marketing content, internal communications documents, client marketing materials (posters, ads, etc.), client training documents and more.

In my business development role, I set up meetings with 35 governors for my CEO. Covered issues such as Medicaid fraud, Program Integrity, REAL ID, E-Verify and immigration. The goal was to help facilitate the development of a uniform policy for identification in each state. The result would be a reduction in fraud that could be used in state programs and for residents in need.

Member of the National Association of Medicaid Program Integrity.

Deal Direct Homes, LLC and Moneyline Mortgage
Real Estate Broker and Mortgage Consultant

2005 - 2009 (4 years)

Started Deal Direct Homes as a For-Sale-By-Owner company and consulted homeowners throughout the sales process and buyers throughout the purchasing process. Strong focus on negotiation. Assisted with mortgages on a case by case basis.

Laughlin/Constable
Senior Account Executive
2003 - 2004 (1 year)

Managed Milliken Carpet & Rugs account generating 40 million impressions and $1.5 million in media value including coverage in The Washington Post, Newsday, Good Housekeeping, Woman's Day and television spots on Ask Gus, The Learning Channel, HGTV and more.

Awards:

* 2003 PRSA Award of Excellence, Consumer Product Launch, Milliken Carpet & Rugs
* 2003 Silver Mercury Award for Milliken Carpet & Rugs product launch
* 2003 Honorable Mention Galaxy Award for Milliken Carpet & Rugs media kit

Golden Parachute
Director of Business Development; Public Relations Manager
2000 - 2002 (2 years)

Worked directly with CEO and COO while performing a wide range of functions including public relations and sales. I loved to dial the phone and connected with 20-25 prospects via cold calls per day, setting up 5-10 appointments per week...resulting in landing the first college and private high school clients.

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Education

California State University-Chico
BA, Journalism, option in Public Relations.